UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 10, 2021

NORTHERN STAR INVESTMENT CORP. II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39929	85-3909728
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(Address of Principal Executive Offices) (Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one redeemable warrant	NSTB.U	The New York Stock Exchange

Class A Common Stock, par value $0.0001 per share	NSTB	The New York Stock Exchange

Redeemable warrants, exercisable for shares of Class A Common Stock at an exercise price of $11.50 per share	NSTB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 7.01 Regulation FD Disclosure.

As previously announced, Northern Star Investment Corp. II, a Delaware corporation (“Northern Star”), has entered into an Agreement and Plan of Reorganization (“Merger Agreement”) by and among Northern Star, NISC II-A Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, NISC II-B Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, Apex Clearing Holdings LLC, a Delaware limited liability company (“Apex”) and, solely for the purposes of Section 5.21 therein, PEAK6 Investments LLC, a Delaware limited liability company. Pursuant to the Merger Agreement, the parties will enter into a business combination transaction, as a result of which Apex will become a wholly-owned subsidiary of Northern Star, with the members of Apex becoming stockholders of Northern Star.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is a press release issued by Apex, announcing that Apex has been named to Fast Company’s annual list of the ‘World’s Most Innovative Companies’ in 2021 in the category of finance. Attached as Exhibit 99.2 to this Current Report on Form 8-K is an article published on investment news.com, which discusses the business combination and which Apex intends to post on its corporate website.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

NORTHERN STAR AND APEX AND THEIR RESPECTIVE DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF NORTHERN STAR’S DIRECTORS AND OFFICERS IN NORTHERN STAR’S FILINGS WITH THE SEC, INCLUDING ITS FINAL PROSPECTUS DATED JANUARY 25, 2021, FILED WITH THE SEC ON JANUARY 27, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTIONS THAT NORTHERN STAR INTENDS TO FILE WITH THE SEC, WHICH WILL INCLUDE A PROXY STATEMENT AND PROSPECTUS FOR THE TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE INCLUDED IN THE REGISTRATION STATEMENT.

INVESTORS AND SECURITY HOLDERS OF NORTHERN STAR AND APEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT NORTHERN STAR AND APEX ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY NORTHERN STAR WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON NORTHERN STAR’S WEBSITE AT WWW.NORTHERNSTARIC2.COM OR BY DIRECTING A WRITTEN REQUEST TO NORTHERN STAR INVESTMENT CORP. II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF NORTHERN STAR OR APEX, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS CURRENT REPORT AND THE EXHIBITS HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER NORTHERN STAR NOR APEX UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE APEX’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND APEX’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN NORTHERN STAR AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN NORTHERN STAR.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN NORTHERN STAR’S FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING NORTHERN STAR AND APEX, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO NORTHERN STAR AND APEX OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER NORTHERN STAR NOR APEX UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
99.1	Press release.
99.2	Article.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 11, 2021	NORTHERN STAR INVESTMENT CORP. II

	By:	/s/ Joanna Coles
Joanna Coles
Chief Executive Officer

Exhibit 99.1

Apex Clearing Recognized by Fast Company as One of the World’s Most Innovative Companies

DALLAS, TX (March 10, 2021) – Apex Clearing Corporation (“Apex” or the “Company”), the fintech for fintechs powering innovation and the future of digital wealth management, today announced that it has been named to Fast Company’s esteemed annual list of the ‘World’s Most Innovative Companies’ in 2021 in the category of finance.

“At Apex, we are committed to creating technology-based solutions that enable more people to have access to and participate in financial services, which is an increasing need we witnessed over the past year,” said William Capuzzi, Chief Executive Officer of Apex. “Apex, at its core, is the deeply embedded, trusted technology partner and infrastructure powering the next wave of innovation, financial freedom and markets access for all. We uphold ourselves to spurring more transformation both as a company and for the industry at-large for years to come. We thank Fast Company for recognizing our contributions to the industry, and we are confident that the best is truly yet to come for Apex.”

Apex is the fast, secure and reliable digital custody and clearing platform driving the modernization of the financial services industry. Apex empowers its clients, which include online brokerages, traditional wealth managers, wealth-tech, professional traders, and consumer brands, among others, with instant account opening and funding, execution of trades across a wide array of asset classes, streamlined digital asset movements, as well as trade settlement and the safekeeping of customer assets.

The company is a proven industry leader in product development and client experience so that anyone, regardless of their level of capital, can invest. In 2020, Apex Clearing processed 450 million trades, and over 68 million trades in the month of January 2021 alone. The Company currently serves over 200 clients globally, representing more than 13 million customer accounts, 3.2 million of which have been opened in 2021 and more than 1 million of which represent newly opened accounts for crypto assets.

On February 22, 2021, Apex Clearing Holdings LLC, the holding company of Apex Clearing Corporation, entered into a definitive merger agreement with Northern Star Investment Corp. II (NYSE: NSTB), a publicly traded special purpose acquisition company. As a result, Apex is expected to become a publicly listed company on the New York Stock Exchange under the new ticker symbol, “APX”.

The World’s Most Innovative Companies is Fast Company’s signature franchise to highlight the most groundbreaking businesses across the globe and industries. It provides both a snapshot and a road map for the future of innovation across the most dynamic sectors of the economy.

“In a year of unprecedented challenges, the companies on this list exhibit fearlessness, ingenuity, and creativity in the face of crisis,” said Fast Company Deputy Editor David Lidsky, who oversaw the issue with Senior Editor Amy Farley.

To coincide with the issue launch, Fast Company will host its inaugural Most Innovative Companies Summit on March 9 and 10. This virtual multiday summit will celebrate the Most Innovative Companies in business, provide an early look at major business trends, and offer the inspiration and practical insights on what it takes to innovate in 2021. Fast Company’s Most Innovative Companies issue (March/April 2021) is now available online here, as well as in app form via iTunes and on newsstands beginning March 16, 2021. The hashtag is #FCMostInnovative.

ABOUT APEX CLEARING CORPORATION

Apex Clearing Corporation is the fintech for fintechs powering innovation and the future of digital wealth management. Our proprietary enterprise-grade technology delivers speed, efficiency, and flexibility to firms ranging from innovative start-ups to blue-chip brands focused on transformation to capture a new generation of investors. We help our clients provide the seamless digital experiences today’s consumers expect with the throughput and scalability needed by fast-growing, high-volume financial services businesses. Founded in 2012, Apex Clearing is registered with the SEC, a member of FINRA and a participant in SIPC.

For more information, visit the Apex Clearing website, and follow the company on Instagram, LinkedIn, and Twitter.

ABOUT FAST COMPANY

Fast Company is the only media brand fully dedicated to the vital intersection of business, innovation, and design, engaging the most influential leaders, companies, and thinkers on the future of business. The editor-in-chief is Stephanie Mehta. Headquartered in New York City, Fast Company is published by Mansueto Ventures LLC, along with our sister publication Inc., and can be found online at www.fastcompany.com.

CONTACTS

Investors:

(214) 765-1595

IR@Apexclearing.com

Media:

Jonathan Gasthalter/Carissa Felger

Gasthalter & Co.

(212) 257-4170

ApexClearing@gasthalter.com

Exhibit 99.2

Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Northern Star Investment Corp. II

Subject Company: Northern Star Investment Corp. II

File No. 001-39929

The following article was published on investentnews.com and will be posted on apexclearing.com:

SPAC frenzy takes on wealthtech

SPAC deals are dominating the market as a convenient shortcut that allows fintechs to go public without the hassles involved in pursuing an initial public offering.

February 24, 2021 By Nicole Casperson

Special purpose acquisition companies, known as blank-check companies, are all the rage these days — even celebrities like baseball legend Alex Rodriguez, former NBA star Shaquille O’Neal and pop star Ciara are loaning their star power to these reverse merger companies.

SPACs raise money through an initial public offering to acquire a private company, which then becomes public as a result of the merger. As of Wednesday, SPACs have already raised more than $53 billion in 2021 through 171 SPAC IPOs, according to SPACInsider.

In 2020, SPACs accounted for more than half (55%) of IPOs, up from 28% in 2019, according to Tiburon Strategic Advisors.

The SPAC frenzy isn’t just for celebrities — it’s pouring into the wealth management sector as billionaires and innovators funnel cash into wealthtech and elevate more firms to go public.

Digital custodian Apex Clearing is the latest wealthtech company to go public via a blank-check merger with Northern Star Investment Corp. II, in a deal that put the combined company’s value at $4.7 billion.

Northern Star Chairwoman and CEO Joanna Coles, former chief content officer for Hearst Magazines and former editor-in-chief of Cosmopolitan Magazine and Marie Claire, and Jon Ledecky, co-owner of the NHL team the New York Islanders, will lend their vast networks of branding experience to push the fintech to new highs.

“[SPACs are] just cheaper and it’s more efficient,” Coles said in an interview. “John Ledecky, who’s a SPAC veteran, and I are not looking to ‘SPAC and pack,’ which is what some people do — we ‘SPAC and stay.’”

Coles is joining Apex’s board of directors and Ledecky will be a board observer, she said. “We’re looking to stay involved with the company and share our networks and be useful where it’s needed.”

Apex’s application programming interfaces and its clearing relationships with popular fintech firms like Stash, SoFi, Webull and Betterment has Tiburon Strategic Advisors Managing Partner Charles Roame anticipating that Apex’s deal will pave the way for more wealthtech SPACs to follow.

“Apex is a well-run firm at an important spot in the industry,” Roame said in an email. “Its potential to push into custody for more traditional RIAs (at the opportune time that Schwab and TD Ameritrade are merging), and its high margins make it an exciting company. I suspect this SPAC goes well, and many more SPACs follow.”

In January, Social Finance Inc. agreed to be taken public by a blank-check company backed by billionaire venture capital investor and Social Capital CEO Chamath Palihapitiya in a deal that values the upstart at around $8.7 billion. Palihapitiya is also minority owner of the Golden State Warriors basketball team and has a large influence on social media, with more than 1.4 million followers on Twitter.

Digital investing and banking platform MoneyLion, too, announced Feb. 12 that it is going public through a merger with SPAC Fusion Acquisition Corp. in a deal that puts the combined company’s value at $2.9 billion.

WHY SPACs?

The simple reason that SPACs deals are dominating the market is that they are a convenient shortcut allowing these fintechs to go public without the hassle of pursuing an IPO, said Justin Mattos, a senior analyst at Corporate Insight.

“When they go this route, they get immediate, predictable funding, not to mention a favorable valuation for their current offering with the promise of plans to grow beyond it,” Mattos said. “By bringing in significant funding from the deals and relying on the SPAC to handle the public listing, these fintechs end up having the time and resources to capitalize on their current momentum and turbocharge their growth.”

These deals certainly point to a shift in the strategic planning for going public, but it’s likely that only a select cohort of maturing fintechs will be able to take advantage, he said.

“Where firms like SoFi and MoneyLion have concrete plans to offer full-service financial platforms that allow clients to spend, save and invest all in one place, many others are still justifying their initial offerings and are far from ready for public listings,” Mattos said. “I expect a few more late-stage startups in the fintech space will go the SPAC route, but that may taper off under increased regulatory scrutiny of this approach.”

SPACs are also more popular when markets are volatile because they afford the ability to negotiate a price primarily with one party —the SPAC — making price discovery more efficient, said Roame.

While there are multiple ways for a private company to go public, another reason SPACs are popular among wealthtechs is because oftentimes these firms do not have a direct public company comparable, making a SPAC seem like the most practical path, said Matthew Berkowitz, managing principal at Capco.

Moreover, SPACs provide a speedier market entry by about two to four months compared with an IPO as there are typically fewer Securities and Exchange Commission comments given the lack of financial statements and a shortened audit process, Berkowitz said.

In addition, companies can more effectively provide not only near-term but longer-term forecasts in cases where they have multiple lines of businesses with different growth rates and profitability.

In the case of Apex, the fintech provides not only digital custody and clearing but real-time crypto solutions, fractional share-trading and other services to an array of clients, including online brokerage firms, traditional wealth managers, wealthtech platforms, professional traders and consumer brands.

“Therefore, this supports Apex’s ability to ensure the value of the company is best reflected in the price by affording the ability to take investors through the required level of detail,” Berkowitz said.

*******

Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed business combination and the projected future financial performance of Apex and Apex’s operating companies following the proposed business combination; (3) changes in the market for Apex’s services, and expansion plans and opportunities; (4) anticipated client retention; (5) the sources and uses of cash of the proposed business combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed business combination; and (7) expectations related to the terms and timing of the proposed business combination.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political, regulatory and legal conditions; the inability of the parties to successfully or timely consummate the merger, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained; failure to realize the anticipated benefits of the merger; risks relating to the uncertainty of the projected financial information with respect to the Apex; Apex’s ability to successfully expand and/or retain its product and service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Apex presently know or that Northern Star and Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward looking statements reflect Northern Star’s and Apex’s expectations, plans or forecasts of future events and views as of the date of this communication. Northern Star and Apex anticipate that subsequent events and developments will cause Northern Star’s and Apex’s assessments to change. However, while Northern Star and Apex may elect to update these forward-looking statements at some point in the future, Northern Star and Apex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Apex’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Northern Star and is not intended to form the basis of an investment decision in Northern Star. All subsequent written and oral forward-looking statements concerning Northern Star and Apex, the proposed transactions or other matters and attributable to Northern Star and Apex or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Important Information for Investors and Stockholders

In connection with the proposed business combination, Northern Star will file a registration statement on Form S-4, including a proxy statement and prospectus, with the SEC. Additionally, Northern Star will file other relevant materials with the SEC in connection with the business combination. Copies may be Northern Star Investment Corp. II, c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, New York 10174. Security holders of Northern Star are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties thereto.

Participants in the Solicitation

Northern Star and Apex and their respective directors, managers and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies of Northern Star’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s filings with the SEC, including its final prospectus dated January 25, 2021 filed with the SEC on January 27, 2021. Information concerning the interests of persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Northern Star’s stockholders in connection with the proposed business combination will be set forth in the registration statement for the proposed business combination that Northern Star intends to file with the SEC, which will include a proxy statement and prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.